October 26, 2007
Mr. Tim Buchmiller, Esq.
Senior Attorney
United States Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

Re:	MetLife, Inc. Definitive Proxy Statement Filed March 26, 2007 File No. 001-015787
Dear Mr. Buchmiller:
Further to our conversation on Wednesday, September 12, 2007, this letter sets forth the response of MetLife, Inc. (the “Company”) to the comments contained in your letter dated August 21, 2007 (the “Comment Letter”) regarding the Company’s Definitive Proxy Statement filed on March 26, 2007 (the “Proxy Statement”).
2006 Director Compensation Table, page 22
1.	Disclose the assumptions made in the valuation of the stock awards by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements or discussion in Management’s Discussion and Analysis. Refer to the Instruction to Item 402(k) of Regulation S-K.
Response to Comment #1
As stated on page 23 of the Proxy Statement, 50% of each non-management director’s 2006 annual retainer of $225,000 was payable in shares of the Company’s common stock. Those stock awards were immediately vested (see page 22, footnote 3, of the Proxy Statement), and the dollar amount of such awards was based on the grant date fair market value of the awards. The Company did not include a cross-reference to assumptions made in the valuation of the stock awards reported in the 2006 Director Compensation Table because no assumptions were necessary. In response to the staff’s comments, however, the Company will disclose in future proxy statements that the grant date fair market value represents the number of shares awarded multiplied by the closing price of the Company’s common stock on the date of grant. The Company will also disclose what that closing price was on the date of grant.
Compensation Discussion and Analysis, page 29
2.	The Compensation Discussion and Analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.1 of Commission Release No. 33-8732A. In this regard, we note the significant disparity in the value of the stock and option awards to Messrs. Henrikson and Benmosche and the non-equity incentive plan compensation awarded to Mr. Henrikson as compared to the similar awards to your other named executive officers. Given these disparities, please include a more detailed discussion of how and why the compensation of your chief executive officers has materially differed from that of the other named executive officers. If policies or decisions applicable to a named executive officer are materially different than those that apply to the other officers, those policies or decisions should be discussed on an individualized basis.
Response to Comment #2
The practices and processes that the Company’s Compensation Committee (the “Committee”) followed in determining the compensation of Messrs. Henrikson and Benmosche were substantially the same as those it followed in determining the compensation of the other executives. In determining the chief executive officers’ compensation, the Committee considered their broader responsibilities and higher levels of accountability, compared to the Company’s other executives. It also considered market data on chief executive officer compensation. As a result, the Committee approved a higher level of total compensation for Mr. Henrikson and Mr. Benmosche than for other Named Executive Officers. When applicable, the Company will disclose in future proxy statements that the application of its practices and processes resulted in higher compensation for its Chief Executive Officer than for other Named Executive Officers due to differences in the level of responsibilities and accountability associated with the chief executive officer position as well as competitive market data.
3.	We note from your disclosure under “Setting Compensation” on page 31 that you establish specific quantitative and qualitative goals at the beginning of each year. Your Compensation Discussion and Analysis appears, however, only to discuss the targets and goals for the elements of your compensation packages for 2006. Please expand your Compensation Discussion and Analysis to include a discussion of the goals you have set for the current year and provide an analysis of how such goals will affect the calculation of amounts awarded to your named executive officers under the various elements of your compensation program. Refer to the text of Securities Act Release 33-8732A, marked by footnote 86. Include in your discussion an analysis of what growth levels in your financial and operational metrics the goals are intended to incentivize.

Response to Comment #3
We do not believe the Company was required to include a discussion of its 2007 performance goals in the Proxy Statement. Instruction 2 to Item 402(b) of Regulation S-K indicates that the Compensation Discussion and Analysis should cover actions regarding executive compensation that were taken after the registrant’s last fiscal year if those actions affected the prior year’s compensation, or if such a discussion is otherwise necessary to give context to the disclosure of the prior year’s compensation.
The Company’s 2007 goals did not impact its Named Executive Officers’ compensation for 2006. As a result, disclosure of those goals would not have been necessary to put the 2006 compensation of the Named Executive Officers into context. The Company will include a discussion in its 2008 proxy statement about how the Company’s goals for 2007 related to 2007 compensation for the Named Executive Officers, similar to the discussion contained in the Proxy Statement regarding 2006 goals and their effect on 2006 compensation. In addition, the Company will also explain in future proxy statements its purposes in establishing performance goals, including directing and motivating behavior that will meet corporate performance objectives. The Company will also affirm that individual goals reflect, and are aligned with, those corporate objectives.
4.	You disclose that in formulating its recommendations, the Compensation Committee reviews individual performance for the year measured against previously established goals. Please discuss how the various elements of compensation are structured and implemented to reflect each of the named executive officer’s individual performance and contribution to the achievement of the Company’s results when determining the form and amounts of compensation to award. You should address the nature of the personal goals in reasonably complete detail and describe the level of difficulty, or ease, associated with achieving those goals. Refer to Item 402(b)(2)(vii) of Regulation S-K.
Response to Comment #4
The Company uses a Total Compensation structure (as defined on page 29 of the Proxy Statement) that consists of base salary and annual and long-term incentive award opportunities. The Committee recommends Total Compensation based on its review of Company, business unit, and individual performance, as well as competitive market data. The Committee’s review is a substantive assessment of these elements, and one in which it uses its judgment to arrive at appropriate Total Compensation in light of all of these factors. In response to the staff’s comments, the Company will disclose in future proxy statements that particular elements of compensation are not structured to relate to separate individual goals or performance, but rather that each Named Executive Officer’s Total Compensation is designed to reflect corporate performance, business unit performance, the Committee’s assessment of individual performance, and competitive market data. The Company will also continue to provide information in future proxy statements on each element of compensation, as described on pages 32-33 of the Proxy Statement.
While long-term incentive award opportunities are not determined on a formulaic basis, actual payout values of those awards are determined by formula. The number of performance shares actually payable depends on the Company’s performance as determined by a formula described on pages 44-45 of the Proxy Statement. Similarly, the ultimate value of stock options depends exclusively on increases in the price of the Company’s common stock from the date of grant through the date they are exercised.
Benchmarking Compensation, page 30
5.	Given that the Compensation Committee has determined that Total Compensation opportunities are competitive if they fall between the 75th percentile of insurance companies in the comparator group and the 50th percentile of the entire comparator group, please specify how each element of compensation you provide to the named executive officers relates to the data you have analyzed from the companies in the comparator group, and include a discussion of where you target each element of compensation against the peer companies and where actual payments under each element of compensation actually fell within the targeted parameters. To the extent actual compensation was outside of a targeted range, please discuss why. Refer to Item 402(b)(2)(xiv) of Regulation S-K.
Response to Comment #5
The Company does not benchmark compensation on a separate element-by-element basis. Rather, it employs a Total Compensation structure using competitive total compensation data from our comparator group of companies (listed on page 31 of the Proxy Statement). In recommending Total Compensation opportunities, the Compensation Committee considers the benchmark range — between the 75th percentile of the insurance companies and the 50th percentile of the entire comparator group for positions of comparable value and importance — as one factor, along with the assessment of individual, business unit, and company performance it makes, using its judgment.
Components of Compensation and Benefits, page 32
6.	Please discuss and analyze how each of the various elements of compensation fit into your overall compensation objectives and affect decisions regarding other elements under your compensation program. See Item 402(b)(1)(vi) of Regulation S-K.

Response to Comment #6
We note your comment and believe that the Proxy Statement is responsive. For example, pages 32 and 33 of the Proxy Statement provide information on each element of compensation and how it relates to the Company’s Total Compensation framework. That disclosure discusses the purposes for paying each element of Total Compensation. In addition, on page 29 the Proxy Statement describes how each element of compensation fits into the Company’s Total Compensation program and affects decisions regarding other elements of that program.
Finally, the Proxy Statement also describes on pages 29 and 30 how the Company’s compensation program is designed to meet its objectives.
In response to the staff’s comments, however, the Company will disclose in future proxy statements that decisions on salary, AVIP, and long-term incentives (including options and performance shares) impact decisions on the other elements because MetLife utilizes a competitive Total Compensation structure and decisions on any one of these three elements are not viewed in isolation. However, decisions on these elements do not impact decisions on other compensation elements such as retirement or other benefits, which are determined on the basis of programs that apply to substantially all associates. As a result, decisions about retirement and other benefits do not vary based on decisions about an individual’s salary, AVIP, or long-term incentive awards.
Annual Incentive Awards, page 32
7.	Your disclosure indicates that the bonus payments under the Annual Variable Incentive Plan are based on company, business unit and individual performance and that the maximum dollar amount available under the AVIP awards is based on a formula that consists of two performance measures: operating earnings and return on equity. Similarly, we note that the performance share units become payable in shares of your common stock depending on whether “specified performance goals” are met. Your Compensation Discussion and Analysis, however, does not provide adequate discussion and analysis of the quantitative or qualitative aspects of the goals to be achieved in order for your executive officers to earn the incentive compensation indicated. Please disclose the specific quantitative and qualitative aspects of the performance objectives used to determine incentive amounts. Include in your analysis a discussion of how the specific levels were determined and what levels of performance such levels were intended to incentivize. See Item 402(b)(2)(v) and Instruction 2 to Item 402(b). To the extent that you believe that disclosure of the information could be excluded under Instruction 4 to Item 402(b), please provide us with a detailed explanation supporting your conclusion. To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Refer also to Question 3.04 of the Item 402 of Regulation S-K Interpretation available on our website at www.sec.gov. In discussing how difficult or likely it will be for the registrant to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.
Response to Comment #7
Consistent with the requirements of Item 402(e) of Regulation S-K, performance objectives related to the 2006 AVIP and performance share award grants during 2006 were disclosed in the narrative following the Grants of Plan-Based Awards table. The performance goals that must be met in order for performance shares granted in 2006 to become payable are disclosed in specific detail on page 45 of the Proxy Statement. The performance goals that are used to determine the maximum dollar amounts available for all AVIP awards do not determine the amount of any award earned by any individual, including the Named Executive Officers, and therefore no disclosure regarding those goals would be useful in understanding individual awards. Further, the formula for determining the maximum AVIP award payable to each individual Named Executive Officer is disclosed on page 44 of the Proxy Statement:
In December 2005, the Compensation Committee made Mr. Henrikson and Mr. Benmosche each eligible for an annual incentive payment for 2006 performance under AVIP in an amount of up to 1% of the Company’s net operating income, but not more than $10 million, which is the maximum award under AVIP. For 2006, each other Named Executive Officer was eligible for an AVIP award in an amount up to 0.5% of the Company’s net operating income, but not more than the $10 million maximum award under AVIP. Ten million dollars was less than 0.5% of the Company’s net operating income.
This discussion of performance objectives was not repeated in the Compensation Discussion and Analysis in accordance with Instruction 3 to Item 402(b) of Regulation S-K, which states that the Compensation Discussion and Analysis should avoid repetition of the more detailed information set forth in the tables and narrative disclosures that follow. We address the staff’s comment as it applies to individual performance goals and award determinations in our response to comment #8.
8.	We note minimal analysis of how the actual payouts under the Annual Variable Incentive Plan were determined. In this regard, we note your disclosure that company, business unit and individual performance goals are assessed by the Compensation Committee in awarding this form of compensation, however, we would expect to see disclosure that not only sets forth the amount of compensation awarded under the Annual Variable Incentive Plan to each named executive officer but also substantive analysis and insight into how these amounts were determined. In describing the amounts awarded under the Annual Variable Incentive Plan, consider providing an example illustrating how you derived an officer’s actual incentive award payout given the level of achievement of each of the company, business unit and individual performance goals. You should provide a complete analysis of the specific factors considered by the Committee in ultimately approving particular pieces of each named executive officer’s compensation package and describe the reasons why the Committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions.
Response to Comment #8
The Proxy Statement discusses on pages 31-32 the Committee’s process in recommending AVIP awards, and how the Committee takes into account individual performance, business performance, and market data. The Proxy Statement discloses information about Mr. Henrikson’s 2006 goals on page 31:
Mr. Henrikson’s 2006 performance goals and objectives as Chief Executive Officer were both quantitative and qualitative and included achievement of Company financial goals (measured by operating earnings, return on equity, earnings per share, assets under management and operating revenue), strategic growth, ensuring that anticipated performance targets were achieved related to the Travelers acquisition, and non-financial goals in areas such as customer and external relations.
The Proxy Statement also discloses that the 2006 performance goals of the Company’s other executives were those of the Company, as reflected in Mr. Henrikson’s goals and objectives, as they applied to their respective business units.
In response to the staff’s comments, the Company will, in future proxy statements, elaborate on this information by disclosing that the Committee considers a Named Executive Officer’s performance relative to individual goals, business units goals, and corporate results in totality in determining an AVIP award. It determines the award using its judgment of these factors, rather than using a rigid formula. The Company will also refer to each Named Executive Officer’s individual performance goals for the prior year, using descriptions such as sales, earnings, product development, talent retention, etc. that identify the nature of these goals. The Company will also disclose how those goals are related to the Company attaining its overall business objectives.
Non-Qualified Deferred Compensation, page 52
9.	The disclosure in the footnotes to your table should be expanded consistent with the Instruction to Item 402(i)(2) of Regulation S-K, which requires quantification of the amount reported in the earnings column that is reported as compensation in the last completed fiscal year in your Summary Compensation Table.
The Proxy Statement discloses on page 41 that the Named Executive Officers’ earnings on their nonqualified deferred compensation in 2006 were not above-market or preferential and that, as a result, those earnings were not required to be, and were not, reflected in the Summary Compensation Table. Page 52, footnote 3, of the Proxy Statement includes a statement that the earnings were not included in that table. In response to the staff’s comments, the Company will disclose in future proxy statements that “none” of the amounts reported as earnings on nonqualified deferred compensation is included in the Summary Compensation Table.
Termination with Severance Pay (Change-in-Control), page 57
10.	You disclose that the payment of salary and bonus is three times the sum of the executive’s annual rate of pay plus the average of the executive’s AVIP awards for the three fiscal years prior to the change-in-control, and that the executive’s benefits continue for a three year period. Please discuss and analyze how these terms and periods were negotiated and how and why the specified terms and periods were agreed to by the company.
The material terms of the current employment continuation agreements described on pages 57-58 of the Proxy Statement were not individually negotiated. Rather, the Committee approved these terms on an overall program basis in 2001. Though the Company maintains the right to change the program in accordance with its terms, there have been no material modifications to the program since that time. The terms of these agreements were determined in light of prevailing competitive practice and the Committee’s judgment of what is appropriate in order to maximize shareholder value should a transaction occur. The Company will disclose these facts in future annual proxy statements. We note that the Proxy Statement explains the rationale for continuing these arrangements (see pages 37 and 38) and discloses that the Committee directed a comprehensive market assessment of our executive compensation program in 2006 that confirmed that our change-in-control arrangements are in line with competitive practice (see page 30).
* * * * *
We acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we may be of assistance in answering any questions that may arise in connection with the staff’s review of our response letter, please call me at (212) 578-2600. For your convenience, we are sending a copy of this letter to you via e-mail, in addition to filing it on EDGAR.
Sincerely,
Richard S. Collins
Senior Chief Counsel
cc: C. Robert Henrikson

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